PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF RIGHTS OFFERING

PARAMOUNT ENERGY TRUST AND PARAMOUNT RESOURCES LTD ANNOUNCE CLOSING OF ADDITIONAL ASSET PURCHASE BY PARAMOUNT ENERGY TRUST

March 11, 2003. Paramount Energy Trust (“PET”) (TSX — PMT.UN) announces that on March 11, 2003 it closed its previously announced rights offering with 100% of the trust units offered being sold. A total of 29,728,782 trust units were issued for total gross proceeds to PET of $150.1 million. BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. acted as dealer managers in Canada under the rights offering. As a result of the completion of the rights offering, there is now a total of 39,638,376 trust units of PET outstanding.

In addition, PET and Paramount Resources Ltd. (“PRL”) (TSX — POU) jointly announce the closing on March 11, 2003 of the acquisition by Paramount Operating Trust (“POT”), PET’s operating subsidiary trust, of additional natural gas assets in northeast Alberta from PRL for a purchase price of $220 million. These assets consist of PRL’s natural gas assets in the Bohn Lake, Chard, Chard Southwest, Clyde, Cold Lake, Cold Lake Sonoma, Corner, Hoole, Kettle River, Legend East, Leismer/Leismer South, Liege East, Liege North, Liege South, Pony, Quigley, Saleski, Surmont, Teepee Creek, Thornbury and Winefred areas. These assets had a combined average production of 74 mmcf per day of natural gas during the six months ended December 31 2002. The revenues and expenses associated with these assets accrued to POT for POT’s account as of July 1, 2002. The assets acquired by POT are in addition to the natural gas assets in the Legend area that POT acquired from PRL in early February of 2003. The combined production of natural gas from the assets in the Legend area and the assets acquired by PET on March 11, averaged 94 mmcf per day during the six months ended December 31, 2002. C.H. Riddell is the Chairman, Chief Executive Officer and a director of PRL. S.L. Riddell Rose is a director of PRL.

In connection with the above acquisition, PET obtained a secured demand revolving credit facility with a syndicate of major Canadian banks in the amount of $100 million. PET drew down the amount of $70 million on this facility for the purposes of the acquisition and for working capital. This facility is scheduled for review on May 31, 2003. PET believes that its lenders will renew this facility prior to that time.

The closing of the above transactions represents the completion of the formation and structuring of PET as described in PET’s Canadian prospectus dated January 29, 2003 and U.S. prospectus dated February 3, 2003. For more information on this structuring, including the natural gas assets acquired by POT pursuant thereto, persons resident in Canada can view a copy of the Canadian prospectus of PET at the SEDAR website at www.sedar.com and persons resident in the United States can view a copy of the U.S. prospectus of PET at the EDGAR website which can be located through www.sec.gov .

Paramount Energy Trust is a natural gas-focussed Canadian energy trust. PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”. Further information with respect to PET can be found at its website at www.paramountenergy.com.

PRL is a Canadian oil and natural gas exploration, development and production company with operations focussed in Western Canada. PRL’s common shares are listed on the Toronto Stock

Exchange under the symbol “POU”. Further information with respect to PRL can be found at its website at www.paramountres.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Resources Ltd.	Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Clayton (Clay) H. Riddell	Susan L. Riddell Rose
Chairman and CEO	President and Chief Operating Officer
(403) 290-3600	(403) 269-4400

or	or

James (Jim) H. T. Riddell President (403) 290-3600	Gary C. Jackson Vice-President, Land, Legal and Acquisitions (403) 269-4400
or

Cameron R. Sebastian Vice-President, Finance and CFO (403) 269-4400